UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company (Issuer))

WOK ACQUISITION CORP. WOK PARENT LLC WOK HOLDINGS INC.

(Name of Filing Persons (Offerors))

CENTERBRIDGE CAPITAL PARTNERS II, L.P. CENTERBRIDGE ASSOCIATES II, L.P.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Susanne V. Clark c/o Centerbridge Partners, L.P. 375 Park Avenue, 12th Floor New York, New York 10152 Telephone: (212) 672-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael E. Lubowitz, Esq. Douglas P. Warner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,107,651,252	$126,937
(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 21,283,548 shares of common stock, par value $0.001 per share, of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s”) outstanding multiplied by the offer price of $51.50 per share, (ii) 737,592 shares of common stock, par value $0.001 per share, of P.F. Chang’s, issuable pursuant to outstanding options with an exercise price less than the offer price of $51.50 per share, multiplied by the offer price of $51.50 per share minus the weighted average exercise price for such options of $38.95 per share and (iii) 44,500 outstanding restricted stock units, multiplied by the offer price of $51.50 per share. The calculation of the filing fee is based on information provided by P.F. Chang’s as of May 4, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $126,937.00	Filing Party: Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P.
Form of Registration No.: Schedule TO	Date Filed: May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2012, as amended by Amendment No. 1 filed on May 21, 2012, Amendment No. 2 filed on May 22, 2012, Amendment No. 3 filed on May 25, 2012, Amendment No. 4 filed on June 1, 2012, Amendment No. 5 filed on June 4, 2012, Amendment No. 6 filed on June 8, 2012, Amendment No. 7 filed on June 14, 2012, Amendment No. 8 filed on June 21, 2012 and Amendment No. 9 filed on June 22, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by P.F. Chang’s on May 15, 2012 contain important information about the Offer, all of which should be read carefully by P.F. Chang’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, as amended by Amendment No. 1 thereto dated as of June 22, 2012, by and among Parent, Purchaser and P.F. Chang’s.

Documentation relating to the Offer has been mailed to stockholders of P.F. Chang’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 300-8594.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Adding the following paragraph in Items 1 and 4 of the Schedule TO:

“On June 29, 2012, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, today, June 29, 2012, unless further extended. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of June 28, 2012, is being extended solely in order to allow transactions in shares tendered pursuant to notices of guaranteed delivery to settle, and as a result, the satisfaction of the minimum tender condition. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(P).”

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, on June 28, 2012” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “5:00 p.m., New York City time, on June 29, 2012.”

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, on the Expiration Date” set forth in the Letter of Transmittal (Exhibit (a)(1)(B)) with “5:00 p.m., New York City time, on the Expiration Date.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(P)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 29, 2012.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WOK ACQUISITION CORP.

By:	/s/ Amar Doshi
Name:	Amar Doshi
Title:	Vice President, Secretary and Treasurer

WOK PARENT LLC

By:	/s/ Amar Doshi
Name:	Amar Doshi
Title:	Vice President, Secretary and Treasurer

WOK HOLDINGS INC.

By:	/s/ Amar Doshi
Name:	Amar Doshi
Title:	Vice President, Secretary and Treasurer

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC
its general partner

By:	/s/ Jeffrey W. Long
Name:	Jeffrey W. Long
Title:	Senior Managing Director

CENTERBRIDGE ASSOCIATES II, L.P.

By:	Centerbridge GP Investors II, LLC
its general partner

By:	/s/ Jeffrey W. Long
Name:	Jeffrey W. Long
Title:	Senior Managing Director

Date: June 29, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 15, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 1, 2012.*

(a)(5)(B)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times.*

(a)(5)(C)	Class Action Complaint, dated as of May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(D)	Class Action Complaint, dated as of May 11, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(E)	Class Action Complaint, dated as of May 11, 2012 (Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(F)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 15, 2012.*

(a)(5)(G)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 21, 2012.*

(a)(5)(H)	Amended Class Action Complaint, dated as of May 17, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(I)	Class Action Complaint, dated as of May 18, 2012 (Coyne v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(J)	Amended Class Action Complaint, dated as of May 21, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(K)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 1, 2012.*

(a)(5)(L)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 8, 2012.*

(a)(5)(M)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 20, 2012.*

(a)(5)(N)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 22, 2012.*

(a)(5)(O)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 22, 2012.*

(a)(5)(P)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 29, 2012.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.*

(d)(2)	Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(3)	First Amendment to Nondisclosure and Standstill Agreement, dated as of March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(4)	Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Parent.*

(d)(5)	Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s.*

(d)(6)	Amended and Restated Debt Commitment Letter, dated as of May 15, 2012, from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC to Purchaser.*

(d)(7)	Second Amendment to Nondisclosure and Standstill Agreement, dated as of June 1, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

Exhibit	Exhibit Name

(d)(8)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 22, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.